EXHIBIT 99.6

Consolidated Financial Statements

Response Biomedical Corporation

(Unaudited - Expressed in Canadian dollars)
(Prepared in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP))

March 31, 2011 and 2010
(Restated November 7, 2011)

Notice to Reader

In accordance with subsection 4.3(3) of National Instrument 51‐102, management of the Company advises that the Company's auditors have not performed a review of these interim financial statements.

Response Biomedical Corporation

CONSOLIDATED BALANCE SHEETS
[See Note 1 - Basis of Presentation and Going Concern Uncertainty]

(Unaudited - Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP [note 2])

	March 31,	December 31,
	2011	2010
	$	$
	Restated [note 4]	Adjusted [note 2] Restated [note 4]
ASSETS
Current
Cash	2,753,495	4,330,117
Trade receivables, net	1,560,906	1,218,670
Other receivables	50,562	100,885
Inventories [note 6]	2,727,536	3,040,755
Prepaid expenses and other	152,837	201,853
Total current assets	7,245,336	8,892,280
Long-term prepaid expenses	61,400	61,400
Restricted investments [note 8[iii]]	908,072	905,112
Property, plant and equipment	9,282,006	9,599,605
Intangible assets	48,604	65,534
	17,545,418	19,523,931

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable, accrued liabilities [note 7]	1,661,985	1,673,465
Lease inducements - current portion [note 8]	168,939	168,939
Repayable leasehold improvement allowance, current portion [note 8]	305,704	297,449
Deferred revenue - current portion [note 9]	84,496	550,379
Total current liabilities	2,221,124	2,690,232
Lease inducements [note 8]	1,830,166	1,872,399
Repayable leasehold improvement allowance [note 8]	6,704,752	6,784,345
Deferred revenue [note 9]	126,840	122,880
	10,882,882	11,469,856
Commitments and contingencies [note 12 and 17]
Shareholders’ equity
Share capital [note 10[b]]	96,945,332	96,945,332
Contributed surplus [note 10[b]]	12,824,801	12,627,522
Deficit	(103,107,597)	(101,518,779)
Total shareholders’ equity	6,662,536	8,054,075
	17,545,418	19,523,931

See accompanying notes

On behalf of the Board:
/s/ Peter A. Thompson	/s/ Lewis J. Shuster
Dr. Peter A. Thompson (Director)	Lewis J. Shuster (Director)

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF LOSS
AND COMPREHENSIVE LOSS

(Unaudited - Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP [note 2])

Three Months Ended March 31,	2011	2010
	$	$
	Restated [note 4]	Restated [note 4]
REVENUE
Product sales [note 13]	2,022,456	1,402,534
Cost of sales [notes 6 and 10[d]]	1,997,887	1,288,041
Gross profit on product sales	24,569	114,493

Contract service fees and revenues from collaborative research arrangements [note 13]	448,104	146,945
	472,673	261,438
EXPENSES
Research and development [note 10[d]]	656,196	1,493,634
General and administrative [notes 10[d] and 11]	838,725	884,984
Sales and marketing [note 10[d]]	303,880	368,996
	1,798,801	2,747,614

OTHER EXPENSES (INCOME)
Interest expense [note 8 [iii]]	199,293	201,498
Interest income	(5,820)	(738)
Foreign exchange loss (gain)	69,217	41,894
	262,690	242,654
Loss and comprehensive loss for the period	(1,588,818)	(2,728,830)

Loss per common share - basic and diluted	(0.04)	(0.11)
Weighted average number of common shares outstanding	38,950,262	25,467,426

See accompanying notes

Response Biomedical Corporation

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(Unaudited - Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP [note 2])

Adjusted [note 2]	Common Stock	Contributed Surplus	Deficit	Total Shareholders' Equity
Restated [note 4]	$	$	$	$
Balance at December 31, 2010	96,945,332	12,627,522	(101,518,779)	8,054,075
Net loss	-	-	(1,588,818)	(1,588,818)
Stock based compensation expense		197,279		197,279
Balance at March 31, 2011	96,945,332	12,824,801	(103,107,597)	6,662,536

Adjusted [note 2]	Common Stock	Contributed Surplus	Deficit	Total Shareholders' Equity
Restated [note 4]	$	$	$	$
Balance at December 31, 2009	89,015,372	12,068,038	(91,436,868)	9,646,542
Net loss	-	-	(2,728,830)	(2,728,830)
Exercise of stock options	324			324
Stock based compensation on exercise of stock options	162			162
Stock based compensation expense		209,806		209,806
Balance at March 31, 2010	89,015,858	12,277,844	(94,165,698)	7,128,004

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP [note 2])

Three Months Ended March 31,	2011	2010
	$	$
	Restated [note 4]	Restated [note 4]
OPERATING ACTIVITIES
Loss for the period	(1,588,818)	(2,728,830)
Add (deduct) items not involving cash:
Amortization of property, plant and equipment	326,619	330,470
Amortization of intangible assets	16,929	16,263
Amortization of deferred lease inducements [note 8]	(42,234)	(42,234)
Restricted investments	(2,960)	(65)
Stock-based compensation [note 10 [d]]	197,279	209,968
Foreign exchange	74,446	25,836
Changes in non-cash working capital
Trade receivables	(342,236)	242,396
Other receivables	50,323	(50,327)
Inventories	313,219	(1,377,041)
Prepaid expenses and other	49,016	(17,522)
Accounts payable, accrued liabilities	(11,479)	403,629
Deferred revenue	(461,923)	27,980
Cash used in operating activities	(1,421,819)	(2,959,477)

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(9,020)	(19,266)
Purchase of intangible assets	-	-
Cash used in investing activities	(9,020)	(19,266)

FINANCING ACTIVITIES
Repayment of repayable lease inducement [note8(iii)]	(71,337)	(63,939)
Proceeds from issuance of common shares from stock options exercised	-	324
Cash used in financing activities	(71,337)	(63,615)

Effect of changes in foreign currency rates on cash and cash equivalents	(74,446)	(25,836)

Decrease in cash during the period	(1,576,622)	(3,068,194)
Cash and cash equivalents, beginning of period	4,330,117	5,073,471
Cash and cash equivalents, end of period	2,753,495	2,005,277

Supplemental Disclosure
Interest paid in cash	194,099	201,498

See accompanying notes

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011 and 2010
(Unaudited - Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

1.	DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY

Response Biomedical Corporation (the “Company”) was incorporated on August 20, 1980 under the predecessor to the Business Corporations Act (British Columbia).  The Company is engaged in the research, development, commercialization and distribution of diagnostic technologies for the medical point of care (“POC”) and on-site environmental testing markets. POC and on-site diagnostic tests (or assays) are simple, non-laboratory based tests performed using portable hand-held devices, compact desktop analyzers, single-use test cartridges and/or dipsticks.  Since 1996, the Company has developed and commercialized a proprietary diagnostic system called RAMP®.

The RAMP System is a portable fluorescence immunoassay-based diagnostic technology that combines the performance of a clinical lab with the convenience of a dipstick test - establishing a new paradigm in diagnostic testing. Immunoassays are extremely sensitive and specific tests used to identify and measure small quantities of materials, such as proteins.  Any biological molecule and most inorganic materials can be targeted. Accordingly, the RAMP technology is applicable to multiple distinct market segments and many products within those segments.  RAMP tests are now commercially available for use in the early detection of heart attack, congestive heart failure, influenza A+B, the respiratory syncytial virus, environmental detection of West Nile Virus, and biodefence applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin.

These unaudited interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP) on a going concern basis. The Company issued its audited annual consolidated financial statements for the year ended December 31, 2010 in accordance with Canadian GAAP and also provided a reconciliation of the differences between Canadian GAAP and U.S. GAAP in Note 18 to those audited annual consolidated financial statements. These unaudited interim consolidated financial statements may not include all the disclosures required by U.S. GAAP on an annual basis, and therefore should be read in conjunction with the restated annual audited consolidated financial statements for the year ended December 31, 2010 filed with the appropriate securities commissions.  The results of operations for the three-month periods ended March 31, 2011 and 2010 are not necessarily indicative of the results for the full year.

The Company has sustained continuing losses since its formation resulting in a deficit of $103,107,597 as at March 31, 2011 and has not generated positive cash flow from operations. There is significant uncertainty about the Company’s ability to continue as a going concern.

Management has been able, thus far, to finance the operations through a series of equity financings. Management will continue, as appropriate, to seek other sources of financing on favourable terms; however, there are no assurances that any such financing can be obtained on favourable terms, if at all.  In view of these conditions, the ability of the Company to continue as a going concern is dependent upon its ability to obtain such financing and, ultimately, on achieving profitable operations.  The outcome of these matters cannot be predicted at this time.  The consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

The Company and industry is affected by seasonality, including governmental budget cycles.  Accordingly, revenues, sales volumes and operating results for interim quarters are not necessarily indicative of the results that may be expected for the full fiscal year.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011 and 2010
(Unaudited - Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

1.	DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY (cont’d)

The accompanying restated unaudited consolidated interim financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the financial position at March 31, 2011 and 2010 and its results of operations and its cash flows for the two periods then ended.

2.	CHANGE IN GENERALLY ACCEPTED ACCOUNTING POLICIES

The Company’s policies under U.S. GAAP are consistent with those as presented in the audited annual consolidated financial statements as at and for the year ended December 31, 2010 in all material respects.   The Company historically prepared its consolidated financial statements in conformity with Canadian GAAP and provided a supplemental reconciliation to U.S. GAAP. Effective January 1, 2011, the Company adopted U.S. GAAP as the reporting standard for its consolidated financial statements. These consolidated interim financial statements, including related notes, have therefore been prepared in accordance with U.S. GAAP. All comparative financial information contained herein has been recast to reflect the Company’s results as if the Company had historically reported in accordance with U.S. GAAP. These adjustments resulted in an increase in deficit of $736,558, a decrease in share capital of $69,288 and increase in contributed surplus of $805,846 as at January 1, 2011. These differences are outlined in our annual audited consolidated financial statements for the year ended December 31, 2010 in Note 18.

The Company’s other significant accounting policies are disclosed in note 2 of its audited consolidated financial statements as at and for the year ended December 31, 2010. There were no significant adoptions or changes in accounting policies since the fiscal year ended December 31, 2010.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

Effective December 31, 2010 the Company adopted the provisions of FASB issued SFAS No. 168, The FASB Accounting Standards Codification ("Codification") and the Hierarchy of Generally Accepted Accounting Principles ("SFAS 168") - a replacement of FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles. Under the provisions of SFAS 168, the Codification will become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of SFAS 168, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will became non-authoritative.  The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

In the first quarter of 2011, we adopted Accounting Standards Codification (ASC) Subtopic 605-25, Revenue Recognition - Multiple-Element Arrangements (ASC Subtopic 605-25). ASC Subtopic 605-25 provides principles for allocation of consideration among multiple-elements in an arrangement, allowing more flexibility in identifying and accounting for revenue from separate deliverables under an arrangement. ASC Subtopic 605-25 introduces an estimated selling price method for allocating revenue to the elements of a bundled arrangement if vendor-specific objective evidence or third-party evidence of selling price is not available, and significantly expands related disclosure requirements. This standard is effective on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The adoption of ASC Subtopic 605-25 did not have a material effect on our consolidated financial statements.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011 and 2010
(Unaudited - Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

3.	RECENT ACCOUNTING PRONOUNCEMENTS (cont’d)

In the first quarter of 2011, the Company adopted Accounting Standards Codification (ASC) Subtopic 605–28, Milestone Method of Revenue Recognition (ASC Subtopic 605-28). This standard provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for certain research and development transactions. Under this new standard, a company can recognize as revenue consideration that is contingent upon achievement of a milestone in the period in which it is achieved, only if the milestone meets all criteria to be considered substantive. This standard is effective for periods beginning after January 1, 2011. The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

4.	RESTATEMENT

Subsequent to the three month period ending March 31, 2011, it was determined that the previously issued annual consolidated financial statements for the year ended December 31, 2010 and unaudited interim consolidated financial statements for the period ending March 31, 2011 required correction for errors as described below:

a)           A review of inventory as at March 31, 2011 determined that excess overhead was capitalized to inventory. Adjusting for this error will result in a decrease to inventory and an increase of cost of goods sold of $168,809 for the three month period ending March 31, 2011.

b)           A review of forfeiture rates on stock based compensation has resulted in an increase in the cost of stock based compensation. Adjusting for this error will result in an increase to cost of goods sold and expenses of $69,867 for the three month period ending March 31, 2011.

c)           An adjustment of $11,990 was made to reduce the foreign exchange loss for the period on accounts receivable relating to revenue that was reversed in the restatement of results for 2010.

d)           The December 31, 2010 annual consolidated financial statements recognized revenue of $497,819, which did not meet the criteria for revenue recognition.  Accordingly, these restated annual consolidated financial statements for the year ended December 31, 2010 include an adjustment to decrease revenue by $497,819, decrease cost of sales of $228,868, and a decrease of foreign exchange loss of $15,666 with a corresponding increase in the net loss and comprehensive loss for the year.  As a result of this previous adjustment, an additional adjustment of $179,176 was required to write-off the inventory sold at the time as it was determined it was no longer saleable.  As a consequence of this adjustment to sales a milestone payment was reversed resulting in a reduction of long term prepaid expenses and accrued and other liabilities of $61,300.

e)           For the three months ending March 31, 2010, the financial statements were restated to reflect an increase in cost of sales of $68,782 for unrecorded royalties with a corresponding increase in the deficit.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011 and 2010
(Unaudited - Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

4.	RESTATEMENT (cont’d)

The effect of these adjustments on the consolidated balance sheet as at March 31, 2011 is summarized below:

	As previously reported	Adjustment	As Restated
	$	$	$
Trade receivables (c)(d)	2,031,068	(470,162)	1,560,906
Inventories (a)(d)	2,896,345	(168,809)	2,727,536
Long-term prepaid expenses (d)	122,700	(61,300)	61,400
Accounts payable and accrued liabilities(d)	1,754,975	(92,990)	1,661,985
Contributed surplus (b)	12,754,934	69,867	12,824,801
Deficit (a)(b)(c)(d)(e)	(102,430,449)	(677,148)	(103,107,597)

The effect of these adjustments on the consolidated statement of loss and comprehensive loss for the three months ended March 31, 2011 is summarized below:

	As previously reported	Adjustment	As Restated
	$	$	$
Cost of sales (a)/(b)	1,824,552	173,335	1,997,887
Expenses (b)	1,733,458	65,343	1,798,801
Foreign exchange loss (gain) (c)(d)	101,282	(32,065)	69,217
Loss and comprehensive loss for the period (a)(b)(c)	(1,382,205)	(206,613)	(1,588,818)
Loss per common share - basic and diluted	(0.04)	-	(0.04)

The effect of these adjustments on the consolidated statement of cash flow for the three months ended March 31, 2011 is summarized below:

	As previously reported	Adjustment	As Restated
	$	$	$
Loss and comprehensive loss for the period (a)	(1,382,205)	(206,613)	(1,588,818)
Add (deduct) items not involving cash(a)(b)	425,767	144,312	570,079
Changes in non-cash working capital(a)(b)	(514,321)	111,241	(403,080)
Cash used in operating activities	(1,470,759)	48,940	(1,421,819)
Effect of changes in foreign currency rates on cash and cash equivalents(a)(b)	(42,381)	(32,065)	(74,446)
Increase (decrease) in cash during the period	(1,593,497)	16,875	(1,576,622)
Cash and cash equivalents, beginning of period	4,346,992	(16,875)	4,330,117
Cash and cash equivalents, end of period	2,753,495	-	2,753,495

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011 and 2010
(Unaudited - Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

4.	RESTATEMENT (cont’d)

The effect of these adjustments on the consolidated balance sheet as at March 31, 2010 is summarized below:

	As previously reported	Adjustment	As Restated
	$	$	$
Accounts payable and accrued liabilities (e)	733,090	68,783	801,873
Deficit (e)	(93,360,358)	(68,783)	(93,429,141)

The effect of these adjustments on the consolidated statement of loss and comprehensive loss for the three months ended March 31, 2010 is summarized below:

	As previously reported	Adjustment	As Restated
	$	$	$
Cost of sales (e)	1,219,259	68,783	1,288,042
Loss and comprehensive loss for the period (e)	(2,660,048)	(68,782)	(2,728,830)
Loss per common share - basic and diluted	(0.10)	0.01	(0.11)

The effect of these adjustments on the consolidated statement of cash flow for the three months ended March 31, 2010 is summarized below:

	As previously reported	Adjustment	As Restated
	$	$	$
Loss and comprehensive loss for the period (e)	(2,660,048)	(68,782)	(2,728,830)
Accounts payable and accrued liabilities(e)	208,326	68,783	277,109
Cash used in operating activities (e)	(2,959,477)	-	(2,959,477)

5.	FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash, trade receivables, other receivables, accounts payable and accrued and other liabilities the carrying amounts approximate fair values due to their short-term nature.

Available-for-sale financial instruments are initially measured at fair value with subsequent changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.  Held-to-maturity investments are measured at amortized cost using the effective interest method with changes in amortized cost recorded to net income.  Loans and receivables and other financial liabilities are initially measured at amortized cost with subsequent changes in amortized cost recorded to net income.  Transaction costs (except for transaction costs related to held-for-trading financial

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011 and 2010
(Unaudited - Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

5.	FINANCIAL INSTRUMENTS (cont’d)

statements which are expensed as incurred) are included in the carrying amounts of financial instruments as they are carried on the balance sheet.

The Company has classified its cash as held-for-trading.  Restricted investments are classified as held-to-maturity.  Trade receivables and other receivables are classified as loans and receivables.  Accounts payable, accrued and other liabilities and repayable leasehold improvement allowance are classified as other financial liabilities.

Risks

The Company’s activities expose it to various risks including liquidity risk, credit risk and market risks such as currency risk, interest rate risk and other price risk.  The Company’s risk management activities are designed to mitigate possible adverse side effects on the Company’s performance with a primary focus on preservation of capital.  Risk management activities are managed by the finance and accounting department. There have been no significant changes in risk since the end of December 31, 2010, the last completed fiscal year that would affect the fairness of the presentation of financial data at this date.

6.	INVENTORIES

	March 31, 2011	December 31, 2010
	$	$
Raw materials	978,241	876,181
Work in process	598,904	567,777
Finished goods	1,150,391	1,596,797
	2,727,536	3,040,755

As at March 31, 2011, the inventory allowance was $308,327 [December 31, 2010 - $222,453]. For the three months ended March 31, 2011, inventory write-downs and obsolescence charges were $39,800 [2010 - $25,861].

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities comprise:

	March 31, 2011	December 31, 2010
	$	$
Trade accounts payable	662,060	717,648
Employee related accouns payable and accruals	377,966	391,760
Other accrued liabilities	621,959	564,057
Total Accounts payable and accrued liabilities	1,661,985	1,673,465

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011 and 2010
(Unaudited - Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES (cont’d)

In accordance with Accounting Standards Codification Subtopic 420-10, Exit or Disposal Cost Obligation, included in employee related accruals are costs related to restructuring activities that commenced in September 2010, focusing on a 25% reduction in workforce.

Termination Benefits
$
Balance at December 31, 2010	240,949
Additional terminations under the plan	125,185
Payments made during the period	(125,185)
Balance as at March 31, 2011	240,949

The liability is measured using fair value at the date of termination benefits at the date of termination. All the termination costs are included in general and administrative expenses on the income statement.

8.	LEASE INDUCEMENTS

During the year ended December 31, 2007 the Company entered into a 15 year facility lease agreement [Note 13[e][i]].  The agreement provides for lease inducements to be provided by the landlord to the Company.

		Accumulated	Net book
	Cost	reduction	value
	$	$	$
March 31, 2011
Rent-free inducement [i]	814,164	171,877	642,287
Non-repayable leasehold improvement allowance [ii]	1,700,800	343,983	1,356,817
	2,514,964	515,860	1,999,104
Repayable leasehold improvement allowance [iii]	7,814,418	803,961	7,010,457
	10,329,382	1,319,821	9,009,561

December 31, 2010
Rent-free inducement [i]	814,164	158,308	655,856
Non-repayable leasehold improvement allowance [ii]	1,700,800	315,318	1,385,482
	2,514,964	473,626	2,041,338
Repayable leasehold improvement allowance [iii]	7,814,418	732,624	7,081,794
	10,329,382	1,206,250	9,123,132

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011 and 2010
(Unaudited - Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

8.	LEASE INDUCEMENTS (cont’d)

	March 31,	December 31,
	2011	2010
Summarized as to:	$	$
Current Portion
Rent-free inducement [i]	54,278	54,278
Non-repayable leasehold improvement allowance [ii]	114,661	114,661
	168,939	168,939
Repayable leasehold improvement allowance [iii]	305,704	297,449
Current Portion	474,643	466,388

Long-Term Portion
Rent-free inducement [i]	588,008	601,578
Non-repayable leasehold improvement allowance [ii]	1,242,158	1,270,821
	1,830,166	1,872,399
Repayable leasehold improvement allowance [iii]	6,704,752	6,784,345
Long-Term Portion	8,534,918	8,656,744

Total	9,009,561	9,123,132

The lease inducements disclosed on the restated consolidated balance sheets as a result of these benefits is comprised of the following:

[i]
In 2007, the Company negotiated a long-term facility lease agreement which included an eight and one half month rent-free period from May 17, 2007 to February 1, 2008.  The lease inducement benefit arising from the rent-free period is being amortized on a straight-line basis over the term of the operating lease as a reduction to rental expense.  Amortization expense for the three month period ended March 31, 2011 amounted to $13,569 [2010 - $13,569].

[ii]
The Company received a non-repayable allowance for an amount of $1.7 million for expenditures related to general upgrades to the facility.  The lease inducement benefit arising from the non-repayable leasehold improvement allowance is being amortized on a straight-line basis over the balance of the term of the lease beginning April 1, 2008 as a reduction to rental expense.  Amortization expense for three month period ended March 31, 2011 amounted to $28,665 [2010 - $28,665].

[iii]
The Company received a repayable leasehold improvement for an amount of $7.8 million used for additional improvements to the facility.  This lease inducement is being repaid over the term of the operating lease commencing February 1, 2008 at approximately $88,500 per month including interest calculated at an interest rate negotiated between the Company and the landlord.  Principal repayments for the three month period ended March 31, 2011 amounted to $71,337 [2010 - $63,939].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011 and 2010
(Unaudited - Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

8.	LEASE INDUCEMENTS (cont’d)

Future principal repayments due to be paid are estimated as follows:

March 31,	$
2011	305,704
2012	341,079
2013	380,549
2014	424,585
2015	473,717
Thereafter	5,084,822
7,010,456

To secure the lease, the Company is maintaining a security deposit with the landlord in the form of an irrevocable letter of credit in the amount of $870,610 collateralized by a term deposit with market value of $878,057 [2010 - $871,019], which is presented as part of restricted investments in the long-term asset section of the restated consolidated balance sheets.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011 and 2010
(Unaudited - Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

9.	DEFERRED REVENUE

	March 31,	December 31,
	2011	2010
	$	$
Beginning balance:
Product sales	154,333	169,279
Contract service fees and revenues from collaborative research arrangements	518,926	515,701
	673,259	684,980
Additions:
Product sales	153,214	308,244
Contract service fees and revenues from collaborative research arrangements	-	176,560
	826,473	1,169,784
Recognition of revenue:
Product sales	(167,459)	(323,190)
Contract service fees and revenues from collaborative research arrangements	(447,678)	(173,335)

Ending balance:
Product sales	140,088	154,333
Contract service fees and revenues from collaborative research arrangements	71,248	518,926
	211,336	673,259

Summarized as to:
Current Portion
Product sales	63,121	66,641
Contract service fees and revenues from collaborative research arrangements	21,375	483,738
Current Portion	84,496	550,379

Long-Term Portion
Product sales	76,967	87,692
Contract service fees and revenues from collaborative research arrangements	49,873	35,188
Long-Term Portion	126,840	122,880

Total	211,336	673,259

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011 and 2010
(Unaudited - Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

10.	SHARE CAPITAL AND CONTRIBUTED SURPLUS

[a]	Authorized - Unlimited common shares without par value.

[b]	Issued

	Share Capital
	Issued and Outstanding		Contributed
	Number	Amount	Surplus
	#	$	$
Balance, December 31, 2009	25,467,152	89,015,372	12,068,038
Issued for cash:
Private Placement, net of issue costs [i]	13,333,333	7,474,920	-
Exercise of stock options	270	324	-
Exercise of warrants	149,507	373,769	-
Issued for non-cash consideration:
Value of warrants exercised	-	80,785	(80,785)
Reclassification of stock-based compensation related to stock options exercised	-	162	(162)
Stock-based compensation [note 10 [d]]	-	-	640,431
Balance, December 31, 2010	38,950,262	96,945,332	12,627,522
Stock-based compensation [note 10 [d]]			197,279

Balance, March 31, 2011	38,950,262	96,945,332	12,824,801

[i]
The Company closed a private placement on July 28, 2010 consisting of 13,333,333 common shares at a price of $0.60 per share, for total gross proceeds of $8,000,000 before share issuance costs of $525,080 for net proceeds of $7,474,920.

[c]	Stock option plan

At the Annual General Meeting held June 3, 2008, the Company’s shareholders’ approved a new stock option plan (“2008 Plan”) to be compliant with the Toronto Stock Exchange (“TSX”) rules following   the   listing    of    the   Company’s   shares   on  the  TSX  in  December 2007.Of the 1,700,000 stock options authorized for grant under the 2008 Plan, 688,476 stock options are available for grant at March 31, 2011.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011 and 2010
(Unaudited - Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

10.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[c]	Stock option plan (cont’d)

As at March 31, 2011, the following stock options were outstanding:

Options outstanding				Options exercisable
March 31, 2011				March 31, 2011
Range of exercise price	Number of shares under option	Weighted average remaining contractual life	Weighted average exercise price	Number of options currently exercisable	Weighted average exercise price
$	#	(years)	$	#	$
0.41 – 1.99	302,045	3.67	0.86	37,920	1.20
4.00 - 4.99	1,130	0.40	4.90	1,130	4.90
5.00 - 5.99	18,506	0.46	5.17	18,504	5.17
6.00 - 6.99	38,529	1.36	6.74	24,870	6.65
7.00 - 7.99	4,170	0.86	7.49	3,045	7.55
8 .00 - 8.99	58,293	1.45	8.80	32,294	8.80
10.00 - 11.00	181,181	1.43	10.63	92,820	10.64
0.41 - 11.00	603,854	2.53	5.12	210,583	7.63

The options expire at various dates from April 20, 2011 to December 01, 2015.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011 and 2010
(Unaudited - Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

10.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[c]	Stock option plan (cont’d)

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of optioned	Weighted average
	common shares	exercise price
	#	$
Balance, December 31, 2009	1,073,133	2.90
Options granted	130,238	0.42
Options forfeited	(250,534)	5.10
Options expired	(98,635)	6.50
Options exercised	(270)	1.20
Balance, December 31, 2009	853,932	5.27
Options granted	-	-
Options forfeited	(40,816)	6.96
Options expired	(172,500)	5.80
Options exercised	(37,032)	3.44
Balance, March 31, 2011	603,584	5.12

The Company did not grant any stock options during the three month period ended March 31, 2011.

[d]	Stock-based compensation

For the three month period ended March 31, 2011, the Company recognized compensation expense of $197,279 [2010 - $209,968] as a result of stock options granted to officers, directors and employees, with a corresponding credit to contributed surplus.

The following table shows stock-based compensation allocated by type of cost:

Three Months Ended March 31,	2011	2010
	$	$

Cost of sales	14,451	13,128
Research and development	39,736	30,911
Sales and marketing	14,962	14,672
General and administrative	128,130	151,257
	197,279	209,968

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011 and 2010
(Unaudited - Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

10.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[e]	Common share purchase warrants

At March 31, 2011, the following common share purchase warrants are outstanding:

Issue Date	Number of common shares issuable	Exercise price $	Expiry date
October 28, 2008	1,554,218	$2.00	October 28, 2011
October 31, 2008	145,945	$2.00	October 31, 2011
May 21, 2009	4,320,159	$2.50	May 21, 2011
	6,020,322	$2.36

Common share purchase warrant transactions are summarized as follows:

	Number of	Weighted average
	warrants	exercise price
	#	$
Balance, December 31, 2009	6,169,829	2.36
Warrants issued	(149,507)	2.50
Balance, December 31, 2009	6,020,322	2.36
Warrants issued/exercised	-	-
Balance, March 31, 2011	6,020,322	2.36

11.	RELATED PARTY TRANSACTIONS

The Company retained a law firm in which a corporate partner was a non-management member of the Board of Directors until May 3, 2010.  During the three month period ended March 31, 2010 while the corporate partner was a non-management member of the Board of Directors, the Company incurred legal expenses from this law firm of $13,857 of which $1,560 were share issuance costs directly related to the private placement in the year [Note 10 (b) (i)]. As at March 31, 2011, there were no amounts outstanding to this law firm.

All related party transactions are recorded at their exchange amounts, established and agreed between the related parties.

12.	COMMITMENTS

[a]	License agreements

[i]
The Company entered into an exclusive license agreement with the University of British Columbia (“UBC”) effective March 1996, as amended October 2003, to use and sublicense certain technology (“Technology”) and any improvements thereon, and to manufacture, distribute and sell products in connection therewith.  In consideration for these rights, the Company paid a non-refundable license fee

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011 and 2010
(Unaudited - Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

12.	COMMITMENTS (cont’d)

of $5,000 upon execution of the agreement and $5,000 in January 1997, and is required to pay quarterly royalties based on 2% of revenue generated from the sale of products that incorporate the Technology.  In addition, in the event the Company sublicenses the Technology, the Company is required to pay to UBC a royalty comprised of 20% of the first $1,000,000 of sublicensing revenue per calendar year and 10% of sublicensing revenue that exceeds $1,000,000 in each calendar year.

Commencing in 2003 and for a period of nine years thereafter, royalties payable to UBC are subject to a $2,500 quarterly minimum plus a $500 annual license maintenance fee.  Effective January 1, 2006 the annual license fee increased to $1,000. These payments are accrued and expensed in the year incurred.    The agreement terminates on the expiration date in 2016, or invalidity of the patents or upon bankruptcy or insolvency of the Company.  For the three month period ended March 31, 2011, the Company incurred an expense of $2,500 [2010 - $2,750] for royalty and license fees.

[ii]
The Company entered into a non-exclusive license agreement, effective July 2005, as amended September 2008, to use and sublicense certain technology (“Technology”) for one of the Company’s cardiac tests.  In consideration for these rights, the Company paid a non-refundable license issuance fee of $2,000,000 in the first two years after execution of the agreement and is required to pay quarterly royalties based on the greater of 8% of revenue generated from, or U.S. $1.30 per unit from the sale of, products that incorporate the Technology.  For the three month period ended March 31, 2011, the Company incurred an expense of $69,563 [2010 - $9,376] for royalty and license fees.

[iii]
The company entered into a non-exclusive license and supply agreement, effective September 30, 2009 to purchase certain proprietary materials and use related intellectual property to manufacture, sell and have sold lateral flow immunoassay products.  In consideration for these rights, the Company is to pay a non-refundable, non-creditable license fee, of USD$85,000 in 17 equal quarterly payments of USD$5,000 commencing December 31, 2009.  For the three month period ended March 31, 2011, the Company incurred an expense of $4,848 [2010 - $10,158] for license fees.

The minimum annual purchase commitments for the above licenses are as follows:

Total
March 31,	$
2012	76,963
2013	121,217
2014	169,704
2015	178,189
2016	187,099
733,172

[b]	Indemnification of directors and officers

Under the Articles of the Company, applicable law and agreements with its directors and officers, the Company, in circumstances where the individual has acted legally, honestly and in good faith, may, or is

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011 and 2010
(Unaudited - Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

12.	COMMITMENTS (cont’d)

required to indemnify its directors and officers against certain losses.  The Company's liability in respect of the indemnities is not limited.  The maximum potential of the future payments is unlimited.  However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

[c]	Indemnification of third parties

The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions.  The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount that it could be required to pay.  To date, the Company has not made any indemnification payments under such agreements and no amount has been accrued in these restated consolidated financial statements with respect to these indemnification obligations.

[d]	Supply agreement

The Company entered into a supply agreement, effective September 2003 for certain reagents for the Company’s RAMP West Nile Virus Test.  In addition to paying for the reagent purchased, the Company is required to pay the supplier semi-annual royalties equal to 10% of net revenue generated from the sale of the Company’s RAMP West Nile Virus Test.  The initial term of the agreement was three years from the effective date and is automatically renewed for successive periods of one year until either party terminates the agreement.  For the three month period ended March 31, 2011, the Company incurred an expense of $18,387  [2010 - $7,161] for royalties to the supplier.

[e]	Lease agreements

[i]
The Company entered into a long-term agreement to lease a single tenant 46,000 square foot facility to house all of the Company’s operations beginning March 2008.  Rent is payable from February 1, 2008 to January 31, 2023.  The Company is required to pay the landlord total gross monthly payments of approximately $160,000, which is comprised of base rent, administrative and management fees, estimated property taxes and repayments of the repayable lease inducement [Note 8[iii]].

For the three month period ended March 31, 2011, $380,079 [2010 - $388,247] was incurred for expenses related to base rent, administrative and management fees, estimated property taxes, rent-free inducement and interest on repayments of the repayable lease inducement offset by amortization of both the rent-free inducement [Note 8[i]] and non-repayable leasehold improvement allowance [Note 8[ii]].

[ii]	The Company entered into a number of operating leases for administrative equipment.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011 and 2010
(Unaudited - Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

12.	COMMITMENTS (cont’d)

[iii]	The minimum annual cost of lease commitments is estimated as follows:

	Premise*	Equipment	Total
March 31,	$	$	$
2012	1,986,676	51,898	2,038,574
2013	2,022,697	51,898	2,074,595
2014	2,060,623	51,898	2,112,521
2015	2,100,584	51,898	2,152,482
2016	2,142,720	51,898	2,194,618
Thereafter	15,969,937	4,325	15,974,262
	26,283,237	263,815	26,547,052

* Includes base rent, administrative and management fees, estimated property taxes and principal and interest payments on the repayable lease inducement

13.	SEGMENTED INFORMATION

The Company operates primarily in one business segment, the research, development, commercialization and distribution of diagnostic technologies, with primarily all of its assets and operations located in Canada.  The Company’s revenues are generated from product sales primarily in the United States, Europe, Asia and Canada.  Expenses are primarily incurred from purchases made from suppliers in Canada and the United States.

For the three months ended March 31, 2011, $1,218,856 in product sales were generated from three customers [2010 - $594,431 from two customers].

Product sales by customer location were as follows:

Three Months Ended March 31,	2011	2010
	$	$
Asia (Japan, China and Other)	1,177,961	696,888
United States	484,219	354,274
Europe	177,849	260,681
Other	158,452	72,515
Canada	23,975	18,176
Total	2,022,456	1,402,534

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011 and 2010
(Unaudited - Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

13.	SEGMENTED INFORMATION (cont’d)

Product sales by type of product were as follows:

Three Months Ended March 31,	2011	2010
	$	$
Clinical products	1,756,171	1,214,409
Bio-defense products	78,316	113,922
Vector products (West Nile Virus)	187,969	74,203
Total	2,022,456	1,402,534

For the three month period ended March 31, 2011, 100% of the Company’s contract service fees and revenues from collaborative research arrangements were generated from three customers [2010 – 100% from two customers].

Contract service fees and revenues from collaborative research arrangements by geographic location were as follows:

Three Months Ended March 31,	2011	2010
	$	$
Asia	(872)	8,797
Europe	448,550	-
United States	426	138,148
Total	448,104	146,945

14.	ACCOUNTING FOR TAX UNCERTAINTIES

The amount of liability for unrecognized tax benefits as of March 31, 2011 and December 31, 2010 is nil.

The Company recognizes interest and penalties related to income taxes in interest income (expense). To date, the Company has not incurred any significant interest and penalties.

15.	COMPARATIVE FIGURES

In addition to the changes described in note 2(a), certain comparative figures have been reclassified from the amounts previously reported to conform to the presentation adopted in the current year.

16.	SUBSEQUENT EVENTS

Termination of Roche Distribution Agreement

On May 27, 2011, the FDA informed the Company that the NTproBNP assay does not have 510 (k) clearance on the RAMP® 200 reader.  Subsequently, the Company received notification from its U.S. distributor that they have

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2011 and 2010
(Unaudited - Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

16.	SUBSEQUENT EVENTS (cont’d)

issued a stop shipment on all RAMP® 200 branded products.  A subsequent review of this FDA notification by the Company led to the conclusion that the Company's cardiovascular panel, including its assays for NT-proBNP, troponin, myoglobin, and CK-MB, while cleared for sale in the US on the RAMP® Reader, would need to have new FDA submissions approved to allow sale in the US on the RAMP® 200 Reader. As a result of the above, the Company received notification from Roche Diagnostics that they have terminated, effective September 30, 2011, the sales and distribution agreement between Roche and the Company dated June 25, 2008.  Roche Diagnostics terminated the agreement because the Company has not obtained the necessary approvals from the U.S. Food and Drug Administration (FDA) to permit Roche Diagnostics to market the Company’s cardiovascular POC tests in the United States using the RAMP® 200 Reader.

Legal Claim

On July 29, 2011, the Company received a Notice of Claim with respect to a contract dispute with a former PhD student.  The outcome of the claim is not determinable at this point.  The Company does not believe that the claim will have a material adverse effect on the Company’s financial condition or results of operations.

Restructuring

In 2011, there was a significant amount of turnover at the senior management level.  Due to the respective employment agreements, severance payments of up to $1.0 million will be paid over 2011 and 2012.

17.	CONTINGENCIES

The circumstances leading to the financial statement adjustments described in note 4 includes contingencies that needed to be satisfied before the distributor could sell the products without violating other contracts. These circumstances give rise to loss contingencies that are reasonably possible of occurrence but for which the potential amount of losses cannot be reasonably estimated.

The circumstance leading to the termination of the sales and distribution agreement described in note 16 also give rise to loss contingencies that have a reasonable possibility of occurring but for which the potential amount of losses cannot be reasonably estimated.